VIA EDGAR SUBMISSION
AND OVERNIGHT DELIVERY

December 18, 2015
Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:    Hanesbrands Inc.
Form 10-K for the fiscal year ended January 3, 2015
Filed February 6, 2015
File No. 001-32891

Dear Ms. Jenkins:

On behalf of Hanesbrands Inc., a Maryland corporation (the “Company”), we are responding to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated December 8, 2015 relating to the Company’s Form 10-K for the fiscal year ended January 3, 2015 (the “2014 Form 10-K”), which was filed with the Commission on February 6, 2015.

For ease of reference in this letter, your comments appear in italics directly above the Company’s responses.

Notes to Consolidated Financial Statements, page F-9
(11) Commitments and Contingencies, page F-26

1.
We note you have $572.0 million of inventory purchase obligations as disclosed on page 35. Please tell us why you have not provided footnote disclosure about these obligations pursuant to ASC 440-10-50-4.

Response

The Company respectfully acknowledges the Staff’s comment. Regulation S-K Item 303(a)(5) requires broad disclosure of the Company’s unconditional purchase obligations within the MD&A, regardless of the specific terms of such obligations. However, ASC 440-10-50-4 only requires footnote disclosure of our unconditional purchase obligations that meet all three criteria set forth in ASC Topic 440-10-50-2. Of the $572.0 million of inventory purchase obligations as disclosed on page 35, only one contract, which represented $16.5 million of such obligations, met the criteria for additional footnote disclosure pursuant to ASC 440-10-50-2. The remaining unconditional inventory purchase obligations with terms in excess of one year did not meet Criterion B of ASC Topic 440-10-50-2. We did not include additional disclosure regarding those inventory purchase obligations in our Notes to Consolidated Financial Statements within the Form 10-K for the fiscal year ended January 3, 2015 due to the immaterial amount of such obligations and the potential for confusion between the amount of inventory purchase obligations disclosed within the MD&A as compared to the amount of inventory purchase obligations disclosed in the footnotes.

The Company agrees that information regarding inventory purchase obligations is relevant to investors in understanding our business. In response to the Staff’s comment, and in an effort to further enhance the transparency of our footnote disclosure and to eliminate the need for a reconciliation between MD&A and footnote disclosures, the Company will enhance its footnote disclosure in future filings to include disclosure of all unconditional inventory purchase obligations. Future disclosure will include wording similar to the following:

In the ordinary course of business, the Company has entered into purchase commitments for raw materials, production and finished goods. These agreements, typically with terms ending within a year, require total payments of $xx,xxx in 2016 and $xx,xxx in 2017 and xx,xxx thereafter.

* * * * *

In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s time and attention. I am available to discuss with you any of the above comments and our responses. I may be reached at 336-519-4332.

Sincerely,

/s/ Richard D. Moss

Richard D. Moss
Chief Financial Officer

cc:    Steve Lo, SEC Staff Accountant
Richard A. Noll, Chairman and Chief Executive Officer
Joia M. Johnson, Chief Legal Officer, General Counsel and Corporate Secretary